SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: October 14, 2025

List of Materials

Documents attached hereto:

[Translation of the Share Buyback Report for the period from September 1, 2025 to September 30, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on October 14, 2025]

[This is a translation of the Share Buyback Report for the period from September 1, 2025 to September 30, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on October 14, 2025]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of September 30, 2025)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2025 (Period of Repurchase: May 15, 2025 to May 14, 2026）	100,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) September 1 September 2 September 3 September 4 September 5 September 8 September 9 September 10 September 11 September 12	396,600 408,300 537,400 518,100 571,500 655,700 583,300 578,500 542,000 781,400	1,600,113,000 1,638,114,911 2,154,993,991 2,124,026,385 2,336,024,823 2,752,249,277 2,471,482,522 2,469,161,220 2,295,495,473 3,374,285,394
Total	—	5,572,800	23,215,946,996
Total number of shares repurchased as of the end of the reporting month	51,135,000		197,285,851,790
Progress of the repurchase (%)	51.14		78.91

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 14, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

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2.	Status of Disposition

(as of September 30, 2025)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) September 1 September 3	28,500 29,500	80,765,295 83,599,165
Total	—	58,000	164,364,460
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	—	—	—
Total	—	—	—
Total amount	58,000		164,364,460

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

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3.	Status of Shares Held in Treasury

(as of September 30, 2025)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	172,670,715

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